July 20, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius

Re:	Alvotech
Registration Statement on Form F-3
Filed July 14, 2023
File No. 333-273262

Acceleration Request
Requested Date: July 21, 2023
Requested Time: 4:00 p.m. Eastern Time

Dear Sir:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-273262) (the “Registration Statement”), to become effective on July 21, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Nicolas H.R. Dumont of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Nicolas H.R. Dumont of Cooley LLP at (212) 479-6446.

[Signature page follows]

Very truly yours,

Alvotech

By: /s/ Tanya Zharov

Tanya Zharov

General Counsel

cc:	Michal Berkner, Cooley LLP
Katie Kazem, Cooley LLP